UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ___________________________
FORM 11-K
 ___________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 001-15451
  ___________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UPS 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, Georgia 30328

Explanatory Note:

The UPS 401(k) Savings Plan (the "Plan") is a voluntary defined contribution plan established for employees of United Parcel Service of America, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan.

UPS 401(k) Savings Plan
Financial Statements as of and for the
Years Ended December 31, 2014 and 2013,
Supplemental Schedule as of and for the
Year Ended December 31, 2014, and
Report of Independent Registered Public Accounting Firm

UPS 401(k) Savings Plan

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of and Participants in the
UPS 401(k) Savings Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the UPS 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
June 26, 2015

UPS 401(k) Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013
(In thousands)

	2014	2013
ASSETS:
Participant-directed investments — at fair value (Note 3)	$7,003,599	$6,495,876
Receivables:
Notes receivable from participants	38,812	36,851
Participant contributions	—	14,157
Employer contributions	23,966	22,021
Investment income	206	10
Total receivables	62,984	73,039

Total assets	7,066,583	6,568,915
LIABILITIES:
Accounts payable	1,093	1,820
Total liabilities	1,093	1,820

NET ASSETS AVAILABLE FOR BENEFITS	$7,065,490	$6,567,095
See notes to financial statements.

UPS 401(k) Savings Plan
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
(In thousands)

	2014	2013

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$6,567,095	$5,179,117
INCREASE IN PLAN ASSETS ATTRIBUTED TO:
Participant contributions	278,551	262,093
Employer contributions (Note 1)	91,075	85,433
Participant rollovers	3,746	3,121
Interest and dividend income	39,292	37,706
Total additions	412,664	388,353

DECREASE IN PLAN ASSETS ATTRIBUTED TO:
Benefits to Plan participants	(349,267)	(300,054)
Administrative expenses (Note 2)	(5,097)	(3,993)
Total deductions	(354,364)	(304,047)

OTHER CHANGES IN NET ASSETS — Net appreciation in fair
value of investments	440,095	1,303,672

NET INCREASE IN PLAN ASSETS	498,395	1,387,978

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$7,065,490	$6,567,095

See notes to financial statements.

UPS 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	DESCRIPTION OF THE PLAN

General - The UPS 401(k) Savings Plan (the “Plan”) is a voluntary defined contribution plan established for employees of United Parcel Service of America, Inc. ("UPS") who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan, which are described below. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended. Participants should refer to the Plan document for more complete information.
The Plan became effective July 1, 1988, and has been amended periodically. The Plan allows participants to defer a portion of their compensation, subject to the 2014 Internal Revenue Service (IRS) yearly limit of $17,500, on a pretax and/or Roth basis under the rules of Section 401(k) of the Internal Revenue Code (IRC). The plan also allows for contributions to be made on an after-tax basis.
Employer Contributions - Employer contributions were $91.075 and $85.433 million for 2014 and 2013, respectively.
Contributions and Vesting - Eligible employees may participate in the Plan immediately upon hire. The provisions of the Plan provide that a participant's entire account is 100% vested at all times. Participants may make voluntary contributions in one of three ways: pretax, after-tax, or to the Roth 401(k) feature. Limits to these contributions are as follows:

•	Participants may elect to contribute up to 35% of their eligible compensation on a pretax basis or as a Roth 401(k), or any combination of the two, to the Plan.

•
Participants may defer up to 100% on a pretax basis of a Management Incentive Program (MIP)/International Management Incentive Program (IMIP) cash award. MIP is part of the UPS Incentive Compensation Plan and participants are determined annually by the Compensation Committee of the UPS Board of Directors.

•	Participants may defer up to 100% on a pretax basis or to the Roth 401(k), or any combination of the two, of discretionary day pay.

•	Participants may defer up to 100% on a pretax basis or to the Roth 401(k), eligible compensation attributable to the Sales Incentive Program bonus program (SIP).

•	Participants may contribute an additional 5% of their eligible compensation on an after-tax basis to the Plan.

•
Participants age 50 and older or who will turn 50 during the Plan year are allowed to make pre-tax or Roth 401(k) catch-up contributions, up to an additional 35% of their eligible compensation subject to a maximum of $5,500 for 2014. The maximum catch-up contribution may be indexed each year for inflation.

Participants can contribute to the Plan an amount consisting of an eligible rollover distribution or transfer from a conduit individual retirement account. Rollover contributions are at all times fully vested and nonforfeitable. Participants may not roll over participant loans to Plan account balances from other qualified retirement plans, annuity contracts, or individual retirement accounts.
Investments - Participants may choose from various investment options including UPS Class A common stock, short-term investments and common and collective trust funds. Within the self‑managed account, participants can purchase mutual funds and individual securities listed on major U.S. securities exchanges. Participants should refer to the Plan document for more complete information concerning the Plan's investment options.
Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and related investment gains and losses. Withdrawals and administrative expenses are deducted from the participants account.

Payment of Benefits - The Plan does not permit withdrawals or distributions except in the case of hardship, at attainment of age 59 1/2, termination of employment, or upon the death or total and permanent disability of the participant. In order to qualify for a hardship withdrawal, the participant must satisfy the legal requirements of a financial hardship as defined by IRC regulations. There are no penalties on approved withdrawals or distributions as stated above. Participants should refer to the Plan document for more complete information concerning the Plan's benefit payment options.
Notes Receivable from Participants - The Plan provides for loans in cases of hardship or residential loans only. Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balances (across all UPS-sponsored plans in which they participate). Loan terms shall not exceed five years on general loans and fifteen years on residential loans. Interest rates on outstanding loans ranged from 4.00% to 10.50% as of December 31, 2014. The loans are collateralized by the participant's account and bear interest at a fixed rate equal to one percentage point above the prime rate on the last business day of the month prior to the month in which the participant makes application for the loan. Principal and interest are paid ratably through regular payroll deductions.
Plan Termination - Although it has not expressed any intent to do so, UPS has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a termination, the trustee has been instructed to maintain separate Plan accounts for each participant to accumulate earnings until the final terminating distribution.
Plan Administration - Voya provides recordkeeping and administrative services to the Plan. State Street Global Services serves as the trustee for all assets of the Plan, with the exception of the UPS Stock Fund. BNY Mellon is the trustee for Class A shares of UPS Stock in the UPS Stock Fund.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates and Risks and Uncertainties - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including short-term investments, common and collective trust funds, registered investment companies, and certain individual securities listed on major U.S. securities exchanges. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan's investments are 100% participant directed and stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value all readily available marketable securities. The value of each share of UPS Class A common stock held by the Plan at December 31, 2014 and 2013, is equal to the price of a share of UPS Class B common stock as reported by the New York Stock Exchange as the Class A common stock is readily convertible on a 1:1 basis to Class B common stock. Investments in common and collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common and collective trust funds underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Plan holds the right to liquidate its positions in these common and collective trust funds at any time, subject to a reasonable notification period. No unfunded commitment existed with respect to these common and collective trust funds at December 31, 2014.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold, as well as, held during the year.

The Plan also offers a self-managed account option. Within the self-managed account, participants can purchase registered investment companies and individual securities listed on major U.S. securities exchanges. These investments are stated at fair value based upon quoted market prices.
In May 2015, the Financial Accounting Standards Board issued an accounting standards update that changes the disclosure requirement for reporting investments at fair value. This update removes the requirement to categorize investments for which fair value is measured using the net asset value per share practical expedient within the fair value hierarchy. These disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The new guidance is effective for public entities for reporting periods beginning after December 15, 2015 and early adoption is permitted. The Plan did not elect early adoption of this guidance. At this time, we do not expect this new guidance to have a material effect on the Plan's statements of net assets available for benefits, statements of changes in net assets available for benefits, or the related disclosures in the financial statements.
Administrative Expenses - Administrative expenses of the Plan are paid by the Plan and UPS as provided in the Plan document. UPS provides certain accounting and other administrative services to the Plan free of charge. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Administrative fees for 2014 and 2013 were as follows (in thousands):

	2014	2013
Investment advisory and management fees	$1,439	$705
Plan administrator fees	3,658	3,288
Total administrative expenses	$5,097	$3,993

Payment of Benefits - Benefit payments to participants are recorded upon distribution.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Excess Contributions Payable - The Plan is required to return contributions to participants in the event certain non‑discrimination tests defined under the IRC are not satisfied. For both 2014 and 2013, the Plan passed the non-discrimination tests and the Plan was therefore not required to refund contributions to any Plan participants.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2014 and 2013 (in thousands):

	Fair Value Measurements at December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common stock	$219,510	$—	$—	$219,510
Mutual funds	44,457	—	—	44,457
Interest-bearing cash	1,141	—	—	1,141
Common and collective trusts:
Equity funds	—	3,171,280	—	3,171,280
Fixed-income funds	—	447,015	—	447,015
Lifestyle funds	—	905,344	—	905,344
Multi-asset funds	—	354,226	—	354,226
U.S. government securities	—	321,214	—	321,214
UPS Stock Fund	1,539,412	—	—	1,539,412
Total investments — at fair value	$1,804,520	$5,199,079	$—	$7,003,599

	Fair Value Measurements at December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Self-managed accounts*:
Common stock	$145,296	$—	$—	$145,296
Mutual funds	89,388	—	—	89,388
Interest-bearing cash	1,177	—	—	1,177
Common and collective trusts:
Equity funds	—	2,960,577	—	2,960,577
Fixed-income funds	—	345,649	—	345,649
Lifestyle funds	—	774,904	—	774,904
Multi-asset funds	—	332,707	—	332,707
U.S. government securities	—	335,452	—	335,452
UPS Stock Fund	1,510,726	—	—	1,510,726
Total investments — at fair value	$1,746,587	$4,749,289	$—	$6,495,876
* The investments within the self-managed accounts include a variety of categories of common stock and mutual funds.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2014 and 2013, there were no transfers between levels.

Units of the collective trust funds are valued at the net asset value of its underlying investments. There are no unfunded commitments for these funds, the redemption frequency is immediate and there are no other redemption restrictions.

4.	INVESTMENTS
Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013, are as follows (in thousands):

	2014	2013
State Street Bank & Trust Russell 2000 Fund Series A (10,172,701 and 12,261,541 units, respectively)	$453,530	$519,828
BlackRock Equity Index Fund F (45,763,457 and 45,427,173 units, respectively)	1,651,115	1,441,017
State Street Bank & Trust Standard & Poor’s Midcap Fund (11,995,634 and 12,701,906 units, respectively)	688,333	663,992
BlackRock Short Term Bond Index Fund (32,516,664 units)	**	335,452
United Parcel Service, Inc. Class A Common Stock (13,847,383 and 14,376,910 shares, respectively)	1,539,412	1,510,726

**Investment does not represent 5% or more of the Plan’s assets available for benefits in respective year.

During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows (in thousands):

	2014	2013

Self-managed accounts	$16,507	$35,686

Common and collective trusts:
State Street Bank & Trust Standard & Poor’s 500 Flagship Fund	10,939	21,448
State Street Bank & Trust Global Equity ex U.S. Index Fund	(1,180)	3,442
State Street Bank & Trust Standard & Poor’s Midcap Series A Fund	1,135	3,094
State Street Bank & Trust U.S. Inflation Protected Bond Index Fund	617	(1,589)
State Street Bank & Trust/Tuckerman Global Real Estate Securities Index Fund	1,821	278
State Street Bank & Trust U.S. High Yield Bond Index Fund	240	814
State Street Bank & Trust World ex U.S. Index Fund	(15,330)	50,510
State Street Bank & Trust Russell 2000 Fund Series A	20,769	135,466
State Street Bank & Trust Standard & Poor’s Midcap Fund	62,167	161,955
State Street Bank & Trust Passive Intermediate Bond Market Fund	2,691	(733)
State Street Bank & Trust SSGA Age Based Income Fund	2,038	2,463
State Street Bank & Trust SSGA Age Based 2010 Fund	561	715
State Street Bank & Trust SSGA Age Based 2015 Fund	7,073	10,781
State Street Bank & Trust SSGA Age Based 2020 Fund	3,837	6,174
State Street Bank & Trust SSGA Age Based 2025 Fund	12,145	24,521
State Street Bank & Trust SSGA Age Based 2030 Fund	2,680	5,146
State Street Bank & Trust SSGA Age Based 2035 Fund	11,625	28,505
State Street Bank & Trust SSGA Age Based 2040 Fund	2,371	5,473
State Street Bank & Trust SSGA Age Based 2045 Fund	4,468	11,150
State Street Bank & Trust SSGA Age Based 2050 Fund	1,714	3,633
State Street Bank & Trust SSGA Age Based 2055 Fund	563	986
State Street Bank & Trust Emerging Markets Index Fund	(4,053)	(2,068)
State Street Bank & Trust U.S. Diversified Bond Fund	10,220	**
BlackRock Equity Index Fund F	196,361	352,814
BlackRock Short Term Bond Index Fund	2,728	2,208
BlackRock Bond Market Index Fund	**	(4,364)
BlackRock UPS Strategic Completion Non-Lendable Fund F	1,954	(4,571)
Total common and collective trusts	340,154	818,251

UPS Stock Fund	83,434	449,735

Net appreciation in fair value of investments	$440,095	$1,303,672

** Investment does not have appreciation/(depreciation) value for respective year

5.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed UPS by a letter dated July 18, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken positions that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The IRS audit for the 2009 Plan year was closed February 11, 2015, and there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6.	PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by State Street Global Advisors (“State Street”) or the BlackRock Institutional Trust Company (“BlackRock”). State Street Global Services, Voya, and TD Ameritrade are the trustee, recordkeeper, and self-managed account service provider respectively, as defined by the Plan, and therefore, fees paid to these institutions qualify as exempt party-in-interest transactions. Fees paid by the Plan for recordkeeping and trustee fees were $3.658 and $3.288 million for the years ended December 31, 2014 and 2013, respectively. Fees paid by the Plan for investment management services were $1.439 and $0.705 million for the years ended December 31, 2014 and 2013, respectively.
UPS is the Plan sponsor and all transactions in its common stock qualify as exempt party-in-interest transactions. As of December 31, 2014 and 2013, the Plan held 13,847,383 and 14,376,910 shares of common stock of the Company with a fair value of $1.539 and $1.511 billion and a cost basis of $957.683 and $919.578 million, respectively. During the years ended December 31, 2014 and 2013, the Plan recorded dividend income on UPS common stock of $38.477 million and $35.395 million, respectively.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2014 and 2013, is as follows (in thousands):

	2014	2013
Net assets available for benefits per the financial statements	$7,065,490	$6,567,095
Adjustment for deemed distributions from participant loans	(1,006)	(987)
Net assets available for benefits per Form 5500	$7,064,484	$6,566,108

Net increase in plan assets per the financial statements	$498,395	$1,387,978
Adjustment for deemed distribution income from participant loans	(19)	13
Total income per Form 5500	$498,376	$1,387,991

SUPPLEMENTAL SCHEDULE

UPS 401(k) Savings Plan
Employer ID NO: 95-1732075
Plan NO: 004
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(d) Cost	(e) Current Value
	SHORT-TERM INVESTMENTS:
*	State Street Bank & Trust Short-Term Investment Fund	1,140,734	shares	**	$1,140,734
*	State Street Bank Money Market Fund Government Short Term Investment Fund	146,428,860	shares	**	146,428,860
	Total short-term investments				147,569,594

	COMMON AND COLLECTIVE TRUST INVESTMENTS:
*	State Street Bank & Trust Standard & Poor’s 500 Flagship Fund	183,241	units	**	85,323,967
*	State Street Bank & Trust Global Equity ex U.S. Index Fund	2,461,415	units	**	25,620,865
*	State Street Bank & Trust Standard & Poor’s Midcap Series A Fund	210,572	units	**	12,118,860
*	State Street Bank & Trust Passive Intermediate Bond Market Fund	1,641,459	units	**	87,913,269
*	State Street Bank & Trust U.S. Inflation Protected Bond Index Fund	1,241,914	units	**	18,494,580
*	State Street Bank & Trust/Tuckerman Global Real Estate Securities Index Fund	774,831	units	**	13,341,817
*	State Street Bank & Trust U.S. High Yield Bond Index Fund	885,760	units	**	13,146,445
*	State Street Bank & Trust World ex U.S. Index Fund	28,066,871	units	**	318,615,117
*	State Street Bank & Trust Standard & Poor’s Midcap Fund	11,995,634	units	**	688,333,481
*	State Street Bank & Trust Russell 2000 Fund Series A	10,172,701	units	**	453,529,551
*	State Street Bank & Trust SSGA Aged Based Income Fund	3,434,109	units	**	56,638,758
*	State Street Bank & Trust SSGA Aged Based 2010 Fund	808,141	units	**	14,064,881
*	State Street Bank & Trust SSGA Aged Based 2015 Fund	7,743,931	units	**	130,175,488
*	State Street Bank & Trust SSGA Aged Based 2020 Fund	4,184,154	units	**	81,515,695
*	State Street Bank & Trust SSGA Aged Based 2025 Fund	11,778,676	units	**	208,941,928
*	State Street Bank & Trust SSGA Aged Based 2030 Fund	2,516,300	units	**	50,527,306
*	State Street Bank & Trust SSGA Aged Based 2035 Fund	10,965,263	units	**	192,210,087
*	State Street Bank & Trust SSGA Aged Based 2040 Fund	2,171,471	units	**	44,113,426
*	State Street Bank & Trust SSGA Aged Based 2045 Fund	4,476,809	units	**	80,076,684
*	State Street Bank & Trust SSGA Aged Based 2050 Fund	2,370,756	units	**	34,513,459
*	State Street Bank & Trust SSGA Aged Based 2055 Fund	867,420	units	**	12,566,311
*	State Street Bank & Trust Emerging Markets Index Fund	2,680,302	units	**	69,301,886
*	State Street Bank & Trust U.S. Diversified Bond Fund	29,503,941	units	**	300,586,154
*	BlackRock Equity Index Fund F	45,763,457	units	**	1,651,114,925
*	BlackRock Short Term Bond Index Fund	30,881,170	units	**	321,213,581
*	BlackRock UPS Strategic Completion Fund	8,488,361	units	**	88,651,594
	Total common and collective trust investments				5,052,650,115

*	United Parcel Service, Inc.	13,847,383 shares of Class A Common Stock		**	1,539,412,407

	Investments in self-managed fund			**	263,967,098

	Total investments at fair value				$7,003,599,214
*	Various notes receivable from participants	Interest rates between 4.00% – 10.50% and maturities ranging up to 15 years		**	38,811,621
	Total notes receivable from participants and investments at fair value				$7,042,410,835

*	Party-in-interest
**	Cost information is not required as all investments are participant-directed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UPS 401(k) Savings Plan

Date:	June 26, 2015	By:	/S/ DANIEL H. DISMUKES
Daniel H. Dismukes
Administrative Committee Member

EXHIBIT INDEX
Exhibit 23.1 — Consent of Deloitte & Touche LLP.